GALIANO GOLD REPORTS Q2 PRODUCTION

AND FINANCIAL RESULTS AND A 45% INCREASE TO ABORE
MINERAL RESERVE ESTIMATE

Vancouver, British Columbia, August 8, 2024 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) is pleased to report its second quarter ("Q2") 2024 production and financial results, as well as a significant increase to the Abore deposit Mineral Reserve estimate (effective June 30, 2024). Galiano owns a 90% interest in the Asanko Gold Mine (“AGM”) located on the Asankrangwa Gold Belt in the Republic of Ghana, West Africa.

All financial information contained in this news release is unaudited and reported in United States dollars.

During Q2, the Company produced 26,437 gold ounces at all-in sustaining costs1 ("AISC") of $1,759 per gold ounce sold ("/oz") and generated $9.2 million of operating cash flows from the AGM.  The Company remains debt free with $123.0 million in cash, and the strong operating cash flows are supporting the ramp-up of the AGM as the Company executes its return to hard rock mining operations.

45% increase in Mineral Reserves at Abore to 485,000 ounces

The Company is pleased to report that following a successful infill drilling campaign in 2023 and early 2024, the Proven and Probable Mineral Reserves at the Abore deposit have increased to 11.8 million tonnes ("Mt") at a grade of 1.28 grams per tonne ("g/t") gold, representing an increase of 151,000 ounces (45%) to 485,000 ounces, effective June 30, 2024, when compared to the report titled "NI 43-101 Technical Report and Feasibility Study for the Asanko Gold Mine, Ashanti Region, Ghana" with an effective date of December 31, 2022 ("2023 Technical Report").

These results, in addition to infill and step out drilling results at other deposits, will be used to update a consolidated AGM Mineral Reserve estimate and an optimized life of mine plan in the fourth quarter of 2024.

Asanko Gold Mine Q2 highlights (100% basis):

Subsequent to closing of the transaction with Gold Fields Ltd., the operational and financial results of the AGM have been consolidated into the Company from March 4, 2024 onwards. To enable a comprehensive understanding of the operational performance at the mine asset level, the following highlights for the AGM are presented on a 100% basis for the entire six months ended June 30, 2024.

  Safety: There were no lost-time injuries ("LTI"), nor total recordable injuries ("TRI"), recorded during Q2. The 12‐month rolling LTI and TRI frequency rates as of June 30, 2024 were 0.15 and 0.60 per million employee hours worked, respectively.

  Production performance: Gold production of 26,437 ounces during Q2 and 56,823 ounces year-to-date. Gold production during Q2 was impacted by challenging ground conditions in the upper portion of the Abore pit and heavy seasonal rainfall in Ghana, which impacted fresh ore delivery to the mill such that a greater proportion of lower grade stockpiles were processed than originally planned. Lower throughput resulting from harder material processed also affected production levels.

  Milling performance: Achieved mill throughput of 1.3 Mt of ore at a grade of 0.7 g/t during Q2, with metallurgical recovery averaging 82%. Mill throughput during Q2 was 9% lower than the first quarter of 2024 due to processing harder ore both mined from Abore and stockpiled material that was previously mined from Nkran. Engineering and early earthworks for the installation of a permanent secondary crusher continued during the quarter and is expected to be completed in the first half of 2025. This circuit upgrade will maintain plant throughout at 5.8 Mtpa when treating harder ore.

1 Refer to Non-IFRS Performance Measures

  Cost performance: Total cash costs1 of $1,271/oz and AISC1 of $1,759/oz for the three months ended June 30, 2024. Year-to-date AISC1 of $1,777/oz.

  Revised 2024 guidance: Due to the slower than expected ramp-up in mining, coupled with temporary lower mill throughput, the Company is revising full year production guidance from between 140,000 to 160,000 ounces to between 120,000 and 130,000 ounces. Operating costs are estimated to be in line with previous expectations, however AISC1 guidance per gold ounce sold for 2024 is being revised from between $1,600/oz to $1,750/oz to between $1,975/oz and $2,075/oz. This increase is due to lower expected gold production coupled with investments in additional stripping at Abore.

  Cash flow generation: Generated positive cash flow from operations of $9.2 million, with Free Cash Flow1 negative at $4.5 million during Q2 due to investments in waste stripping at the Abore deposit.

  Financial performance: Gold revenue of $63.8 million generated from 27,830 gold ounces sold at an average realized price of $2,292/oz during Q2. Net income of $13.9 million and Adjusted EBITDA1 of $19.3 million during Q2.

Galiano Q2 Highlights:

  Robust liquidity: The Company ended the quarter with $123.0 million in cash and cash equivalents and no debt.

  Earnings: Net income of $8.8 million or $0.03 per common share during Q2, which included the consolidation of the AGM's financial results for the three months ended June 30, 2024. Adjusted net income1 for Q2 was $7.3 million or $0.03 per common share.

  Senior management appointment: Appointed Michael Cardinaels as Executive Vice President and Chief Operating Officer ("COO"), effective September 3, 2024. The appointment of Mr. Cardinaels as the new Executive Vice President and COO is part of the Company's commitment to operational improvements and its overarching strategy to drive growth at the AGM. Mr. Cardinaels brings over two decades of mining sector experience across various commodities, most recently with Perseus Mining Ltd.

"The second quarter of 2024 marked significant progress in advancing mining operations at the Abore deposit, while the Company remained fully funded by operating cash flow,” said Matt Badylak, Galiano’s President and Chief Executive Officer. “In addition, the 45% increase in Abore’s Mineral Reserves highlights the value that we are beginning to realize beyond the 2023 Technical Report, as well as the prospectivity of our tenements. Although 2024 production and costs have been impacted by a slower than expected ramp-up, the growth in Mineral Reserves and resulting investments in stripping during the second quarter will enhance the optimized life of mine plan, resulting in a larger, longer-term net benefit for the Company and its stakeholders.

As we continue to generate positive cash flows from operations and maintain a robust balance sheet, Galiano remains uniquely positioned to execute on its strategy to become a leading mid-tier gold producer.

I am also pleased to be welcoming Michael Cardinaels to the position of Chief Operating Officer at Galiano. Michael has over 20 years of industry experience including significant exposure to mining complex orogenic deposits on the African continent. His technical expertise, energy and enthusiasm will be valued as we continue ramping up production at the AGM."

Asanko Gold Mine - Summary of quarterly operational and financial highlights (100% basis)

Operating and financial results are on a 100% basis for all periods presented to enable comparability with prior quarters.

Asanko Gold Mine (100% basis)	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023
Mining
Ore mined ('000t)	467	265	22	-	-
Waste mined ('000t)	7,427	4,877	3,415	-	-
Total mined ('000t)	7,894	5,142	3,437	-	-
Strip ratio (W:O)	15.9	18.4	155.2	-	-
Average gold grade mined (g/t)	1.0	0.9	0.7	-	-
Mining cost ($/t mined)	2.98	3.63	4.30	-	-
Ore tonnes trucked ('000 t)	503	566	657	695	729
Ore transportation cost ($/t trucked)	5.71	6.79	6.54	6.63	5.88
Processing
Ore milled ('000t)	1,336	1,467	1,486	1,573	1,457
Average mill head grade (g/t)	0.7	0.8	0.8	0.8	0.8
Average recovery rate (%)	82	83	84	87	85
Processing cost ($/t milled)	11.18	10.55	9.94	9.69	11.01
G&A cost ($/t milled)	5.13	4.74	5.55	4.16	4.68
Gold produced (oz)	26,437	30,386	31,947	35,779	33,673
Financials, costs and cash flow
Revenue ($m)	64.0	65.6	59.5	67.8	64.1
Gold sold (oz)	27,830	31,840	30,555	35,522	32,912
Average realized gold price ($/oz)	2,292	2,056	1,942	1,902	1,944
Total cash costs[1] ($/oz)	1,271	1,180	1,352	1,056	1,127
All-in sustaining costs[1] ($/oz)	1,759	1,793	2,065	1,445	1,374
All-in sustaining margin[1] ($/oz)	533	263	(123)	457	570
All-in sustaining margin[1] ($m)	14.8	8.4	(3.8)	16.2	18.8
Income from mine operations ($m)	23.1	23.5	8.7	23.7	24.4
Adjusted net income[1] ($m)	13.9	23.5	3.7	21.3	24.4
Cash provided by operating activities ($m)	9.2	26.1	24.1	39.7	18.0
Free cash flow[1] ($m)	(4.5)	5.8	2.3	24.0	10.1

Asanko Gold Mine - Financial and operational highlights for the three and six months ended June 30, 2024 and 2023 (100% basis)

The following tables present excerpts of the operating and financial results of the AGM on a 100% basis for the three and six months ended June 30, 2024 and 2023, so performance can be compared with the comparative period in the prior quarter.

	Three months ended June 30,		Six months ended June 30,
(All amounts in 000's of US dollars, unless otherwise stated)	2024	2023	2024	2023
Asanko Gold Mine (100% basis)
Financial results
Revenue	63,963	64,066	129,565	129,259
Income from mine operations	23,071	24,406	46,567	49,063
Net income	13,945	24,378	28,402	44,992
Adjusted EBITDA[1]	19,279	25,541	40,792	48,404
Cash generated from operating activities	9,231	17,979	35,336	36,922
Free cash flow[1]	(4,509)	10,113	1,304	22,072
AISC margin[1]	533	570	389	577
Operating results
Gold produced (ounces)	26,437	33,673	56,823	66,351
Gold sold (ounces)	27,830	32,912	59,670	68,086
Average real ized gold price ($/oz)	2,292	1,944	2,166	1,896
Total cash costs ($ per gold ounce sold)[1]	1,271	1,127	1,222	1,104
AISC ($ per gold ounce sold)[1]	1,759	1,374	1,777	1,319

  The AGM produced 26,437 ounces of gold during Q2 2024, as the processing plant achieved milling throughput of 1.3 Mt of ore at a grade of 0.7 g/t with metallurgical recovery averaging 82%. Mill feed for the quarter was sourced primarily from existing stockpiled ore with a blend of mined Abore material. Milling rates during Q2 were impacted by harder ore from Abore and Nkran stockpiles. The Company is in the process of installing a permanent secondary crushing circuit, which is anticipated to maintain plant throughput when treating harder ore at design capacity of 5.8 Mtpa once completed in the first half of 2025.

  Sold 27,830 ounces of gold in Q2 2024 at an average realized gold price of $2,292/oz for total revenue of $64.0 million (including $0.2 million of by-product silver revenue), in line with Q2 2023 revenue. Revenue was flat quarter-on-quarter as an 18% increase in realized gold prices relative to Q2 2023 was largely offset by a 15% reduction in sales volumes.

  Income from mine operations for Q2 2024 totaled $23.1 million, comparable with $24.4 million in Q2 2023.

  Reported Adjusted EBITDA1 of $19.3 million in Q2 2024 compared to $25.5 million in Q2 2023. The decrease in Adjusted EBITDA1 was driven by the decrease in income from mine operations, higher payments made to mining contractors and a $2.9 million realized loss on gold hedging instruments.

  Total cash costs1 in Q2 2024 amounted to $1,271/oz compared to $1,127/oz in Q2 2023. The increase in total cash costs1 was primarily driven by lower gold sales volumes, which decreased by 15% in Q2 2024 and had the effect of increasing fixed costs on a per ounce basis. Additionally, operational waste stripping costs at Abore contributed to the higher total cash costs1 in Q2 2024.

  AISC1 for Q2 2024 was $1,759/oz compared to $1,374/oz in the comparative period. AISC1 was higher in the current quarter predominately due to the increase in total cash costs per ounce1 described above, 15% fewer gold ounces sold and higher capitalized stripping costs at Abore. Additionally, payments to mining services contractors were $146/oz higher in Q2 2024.
  The AGM generated $9.2 million of cash flow from operating activities and free cash flow1 of negative $4.5 million during Q2 2024. This compares to $18.0 million of cash flow from operating activities and free cash flow1 of $10.1 million during Q2 2023. The decrease in free cash flow1 was primarily due to investments in waste stripping at the expanded Abore deposit, partly offset by higher realized gold prices during Q2 2024.

Abore Mineral Reserve Estimate as of June 30, 2024

	Proven			Probable			Proven + Probable
	Tonnes	Grade	Au Contained	Tonnes	Grade	Au Contained	Tonnes	Grade	Au Contained
Deposit	(Mt)	(g/t)	(koz)	(Mt)	(g/t)	(koz)	(Mt)	(g/t)	(koz)
Abore	-	-	-	11.8	1.28	485	11.8	1.28	485

Notes on Abore Mineral Reserve Estimate:

  Mr. Richard Miller, P.Eng., Vice President Technical Services for Galiano Gold Inc., is the Qualified Person responsible for the Abore Mineral Reserve statement.
  Refer to the Company's news release dated April 16, 2024 for Abore's Mineral Resource Estimate as of March 31, 2024.
  Abore Mineral Reserves are reported assuming a gold price of US$1,650/oz Au.
  Abore Mineral Reserves are reported at 0.50 g/t Au cut-off.
  The overall strip ratio (the amount of waste mined for each tonne of ore) is 7.2:1.
  Processing recovery is 0.10 g/t tails grade and capped at 94.0%.
  The average mining dilution is calculated to be 6.9%.
  A 6.8% ore loss has been applied to the Mineral Reserve estimate.
  The Mineral Reserve is stated as diluted dry metric tonnes.
  All other Mineral Reserves of the AGM remain as previously stated, except stockpiles which have been restated for depletion.
  The increase to the Abore Mineral Reserve estimate is not considered a material change to Galiano.

Galiano Gold Inc. - Financial highlights for the three and six months ended June 30, 2024 and 2023

	Three months ended June 30,		Six months ended June 30,
(All amounts in 000's of US dollars, unless otherwise stated)	2024	2023	2024	2023
Galiano Gold Inc.
Revenue	63,963	-	95,658	-
Income from mine operations	25,132	-	29,778	-
Net income	8,831	11,961	4,072	20,454
Net income per share attributable to common shareholders[1]	0.03	0.05	0.02	0.09
Adjusted net income[1]	7,264	11,961	13,757	20,454
Adjusted net income per share attributable to common shareholders[1]	0.03	0.05	0.06	0.09
Adjusted EBITDA[1]	17,598	9,634	21,105	16,374
Cash and cash equivalents	123,039	55,503	123,039	55,503
Cash generated from (used in) operating activities	4,463	(1,377)	17,491	(1,920)

  The Company consolidated the financial results of the AGM commencing on March 4, 2024. As revenue and income from mine operations for the three and six months ended June 30, 2024 relate to the financial results of the AGM, refer to the discussion above on the AGM's financial results for the quarter.

  The Company reported net income of $8.8 million in Q2 2024 compared to net income of $12.0 million in Q2 2023. The decrease in net earnings during Q2 2024 was due to a $2.1 million increase in share-based compensation expense resulting from an increase in the fair value of cash‐settled long‐term incentive plan awards linked to the Company's share price, and $1.4 million in accretion expense and fair value adjustments on the deferred and contingent consideration payable to Gold Fields associated with the Company's acquisition of Gold Fields' 45% interest in the AGM.

  Adjusted EBITDA1 for Q2 2024 amounted to $17.6 million, compared to $9.6 million in Q2 2023. The increase in Adjusted EBITDA1 was due to consolidating the financial results of the AGM from March 4, 2024 onwards; whereas, in the prior quarter the Company only recognized its 45% share of the AGM's Adjusted EBITDA1.

  Cash generated from operating activities in Q2 2024 was $4.5 million, compared to cash used in operating activities of $1.4 million in Q2 2023. The increase in cash generated from operating activities in Q2 2024 was driven by the consolidation of the AGM's cash flows effective March 4, 2024.

  As of June 30, 2024, the Company had cash and cash equivalents of $123.0 million and no debt.

This news release should be read in conjunction with Galiano's Management's Discussion and Analysis and the Unaudited Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2024 and 2023, which are available at www.galianogold.com and filed on SEDAR+.

1 Non-IFRS Performance Measures

The Company has included certain non-IFRS performance measures in this news release. These non-IFRS performance measures do not have any standardized meaning and therefore may not be comparable to similar measures presented by other issuers. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Refer to the Non-IFRS Measures section of Galiano's Management's Discussion and Analysis for an explanation of these measures and reconciliations to the Company's and the AGM's reported financial results in accordance with IFRS.

  Total Cash Costs per Gold Ounce

Management of the Company uses total cash costs per gold ounce sold to monitor the operating performance of the AGM. Total cash costs include the cost of production, adjusted for share-based compensation expense, by-product revenue and production royalties per ounce of gold sold.

  All-in Sustaining Costs per Gold Ounce and All-in Sustaining Margin

The Company has adopted the reporting of "AISC per gold ounce sold" as per the World Gold Council's guidance. AISC include total cash costs, AGM general and administrative expenses, sustaining capital expenditure, sustaining capitalized stripping costs, reclamation cost accretion and lease payments made to and interest expense on the AGM's mining and service lease agreements per ounce of gold sold. All-in sustaining margin is calculated by taking the average realized gold price for a period less that period's AISC.

  EBITDA and Adjusted EBITDA

EBITDA provides an indication of the Company's continuing capacity to generate income from operations before taking into account the Company's financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income excluding interest expense, interest income, amortization and depletion, and income taxes. Adjusted EBITDA adjusts EBITDA to exclude non-recurring items and to include the Company's interest in the Adjusted EBITDA of the AGM joint venture for the period from January 1, 2024 to March 3, 2024. Other companies may calculate EBITDA and Adjusted EBITDA differently.

  Free cash flow

The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use free cash flow to evaluate the AGM's performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash. The presentation of free cash flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Free cash flow is calculated as cash flows from operating activities of the AGM adjusted for cash flows associated with sustaining and non-sustaining capital expenditures and payments made to mining and service contractors for leases capitalized under IFRS 16.

  Adjusted net income and adjusted net income per common share

The Company has included the non-IFRS performance measures of adjusted net income and adjusted net income per common share. Neither adjusted net income nor adjusted net income per share have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers. Adjusted net income excludes certain non-cash items or non-recurring items from net income or net loss to provide a measure which helps the Company and investors to evaluate the results of the underlying core operations of the Company or the AGM and its ability to generate cash flows and is an important indicator of the strength of the Company's or the AGM's operations and performance of its core business.

Qualified Person

Richard Miller, P.Eng., Vice President Technical Services with Galiano, is a Qualified Person as defined by Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects, and has approved the scientific and technical information contained in this news release.

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of value creation for all stakeholders through production, exploration and disciplined deployment of its financial resources. The Company owns the Asanko Gold Mine, which is located in Ghana, West Africa. Galiano is committed to the highest standards for environmental management, social responsibility, and the health and safety of its employees and neighbouring communities. For more information, please visit www.galianogold.com.

Contact Information

Krista Muhr

Toll-Free (N. America): 1-855-246-7341

Telephone: 1-778-239-0446

Email: info@galianogold.com

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute "forward-looking statements" within the meaning of applicable U.S. securities laws and "forward-looking information" within the meaning of applicable Canadian securities laws, which we refer to collectively as "forward-looking statements". Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as "seek", "expect", "anticipate", "budget", "plan", "estimate", "continue", "forecast", "intend", "believe", "predict", "potential", "target", "may", "could", "would", "might", "will" and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this news release include, but are not limited to: statements regarding the Company's operating plans for the AGM and timing thereof; expectations and timing with respect to current and planned drilling programs, including at Abore, and the results thereof; advancement toward a maiden Mineral Reserve estimate at Midras South; anticipated production and cost guidance; timing of delivery of higher grade ore from the Abore pit; the Company's plans to update a consolidated Mineral Reserve Estimate and life of mine plan; any additional work programs to be undertaken by the Company; potential exploration opportunities and statements regarding the usefulness and comparability of certain non-IFRS measures; and total cash costs and corresponding cost performance relating to the Company's activities. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: development plans and capital expenditures; the price of gold will not decline significantly or for a protracted period of time; the accuracy of the estimates and assumptions underlying mineral reserve and mineral resource estimates; the Company's ability to raise sufficient funds from future equity financings to support its operations, and general business and economic conditions; the global financial markets and general economic conditions will be stable and prosperous in the future; the ability of the Company to comply with applicable governmental regulations and standards; the mining laws, tax laws and other laws in Ghana applicable to the AGM will not change, and there will be no imposition of additional exchange controls in Ghana; the success of the Company in implementing its development strategies and achieving its business objectives; the Company will have sufficient working capital necessary to sustain its operations on an ongoing basis and the Company will continue to have sufficient working capital to fund its operations; and the key personnel of the Company will continue their employment.

The foregoing list of assumptions cannot be considered exhaustive.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release, include, but are not limited to: mineral reserve and mineral resource estimates may change and may prove to be inaccurate; metallurgical recoveries may not be economically viable; life of mine estimates are based on a number of factors and assumptions and may prove to be incorrect; risks related to the expected benefits of the Acquisition; actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control; inflationary pressures and the effects thereof; the AGM has a limited operating history and is subject to risks associated with establishing new mining operations; sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company; adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure; the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected; the Company's mineral properties may experience a loss of ore due to illegal mining activities; the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment; outbreaks of COVID-19 and other infectious diseases may have a negative impact on global financial conditions, demand for commodities and supply chains and could adversely affect the Company's business, financial condition and results of operations and the market price of the common shares of the Company; the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures; the Government of Ghana may increase the Growth and Sustainability Levy, increasing the Company's expenditures; the Company may be unsuccessful in attracting and retaining key personnel; labour disruptions could adversely affect the Company's operations; recoveries may be lower in the future and have a negative impact on the Company's financial results; the lower recoveries may persist and be detrimental to the AGM and the Company; the Company's business is subject to risks associated with operating in a foreign country; risks related to the Company's use of contractors; the hazards and risks normally encountered in the exploration, development and production of gold; the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations; the effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency; the Company's operations and workforce are exposed to health and safety risks; unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations; the Company's title to exploration, development and mining interests can be uncertain and may be contested; geotechnical risks associated with the design and operation of a mine and related civil structures; the Company's properties may be subject to claims by various community stakeholders; current, ongoing and future legal disputes and appeals from third parties may be successful, and the Company may be required to pay settlement costs or damages; risks related to limited access to infrastructure and water; risks associated with establishing new mining operations; the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations; the Company may not be able to secure additional financing when needed or on acceptable terms; the Company's shareholders may be subject to future dilution; risks related to changes in interest rates and foreign currency exchange rates; risks relating to credit rating downgrades; changes to taxation laws applicable to the Company may affect the Company's profitability and ability to repatriate funds; risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws; future securities offerings issued pursuant to the Company's base shelf prospectus may not be successful depending on external market factors outside of the Company's control; risks related to information systems security threats; non-compliance with public disclosure obligations could have an adverse effect on the Company's stock price; the carrying value of the Company's assets may change and these assets may be subject to impairment charges; risks associated with changes in reporting standards; the Company may be liable for uninsured or partially insured losses; the Company may be subject to litigation; damage to the Company's reputation could result in decreased investor confidence and increased challenges in developing and maintaining community relations which may have adverse effects on the business, results of operations and financial conditions of the Company and the Company's share price; the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders; the Company must compete with other mining companies and individuals for mining interests; the Company's growth, future profitability and ability to obtain financing may be impacted by global financial conditions; the Company's common shares may experience price and trading volume volatility; the Company has never paid dividends and does not expect to do so in the foreseeable future; the Company's shareholders may be unable to sell significant quantities of the Company's common shares into the public trading markets without a significant reduction in the price of its common shares, or at all; and the risk factors described under the heading "Risk Factors" in the Company's Annual Information Form.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Neither the Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this news release.

Source: Galiano Gold Inc.